UNIVEST FINANCIAL CORPORATION
14 North Main Street
Souderton, Pennsylvania 18964

March 19, 2024

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Univest Financial Corporation
Registration Statement on Form S-3 (Registration No. 333-277366)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Univest Financial Corporation, a Pennsylvania corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 1:00 p.m., Eastern Time, on March 21, 2024, or as soon thereafter as is practicable.

Very truly yours,

/s/ Brian J. Richardson
Brian J. Richardson Senior Executive Vice President and Chief Financial Officer (Duly Authorized Representative)